EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	0,000,000,000	0,000,000,000
	For the Three Months Ended June 30, 2011	For the Six Months Ended June 30, 2011

Earnings from continuing operations before income taxes	$1,365	$2,565

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(20)	(42)
Dividends from less than 50% owned affiliates	2	51
Fixed charges	505	1,006
Interest capitalized, net of amortization	–	–

Earnings available for fixed charges	$1,852	$3,580

Fixed charges:
Interest incurred:
Interest expense	$465	$927
Capitalized interest	1	1

	466	928
Portion of rent expense deemed to represent interest factor	39	78

Fixed charges	$505	$1,006

Ratio of earnings to fixed charges	3.7	3.6